KW 3/13/14

14046953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 68278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brevan Howard US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Ave, 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Chalus 212-418-8259
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Timothy Chalus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brevan Howard US LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/Financial Operations Principal

Title

Notary Public

ALESSANDRA SASSUN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6121429
Qualified in New York County
My Commission Expires January 18, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREVAN HOWARD US LLC

(A Delaware Limited Liability Company)

Financial Statements and Supplemental Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Brevan Howard US LLC:

We have audited the accompanying financial statements of Brevan Howard US LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Brevan Howard US LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 25, 2014

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2013

Assets		
Current assets:		
Cash and cash equivalents	$	8,329,822
Security deposit		114,189
Other deposits and receivables		7,397
Prepaid expenses		109,055
Deferred tax assets		283,358
Total current assets		8,843,821
Noncurrent assets:		
Fixed assets (net of accumulated depreciation)		728,203
Deferred tax assets		325,896
Total noncurrent assets		1,054,099
Total	$	9,897,920
Liabilities and Member's Capital		
Current liabilities:		
Accrued compensation and benefits	$	3,941,998
Deferred compensation payable		465,103
Accounts payable and other accrued expenses		533,750
Income taxes payable		142,473
Total current liabilities		5,083,324
Noncurrent liabilities:		
Deferred compensation payable		553,563
Total noncurrent liabilities		553,563
Total liabilities		5,636,887
Commitments and contingencies (notes 4 and 5)		
Member's capital:		
Member's capital		4,261,033
Total Member's capital		4,261,033
Total	$	9,897,920

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Operations

Year ended December 31, 2013

Revenues:		
Placement fees	$	13,573,284
Total revenues		13,573,284
Expenses:		
Employee compensation and benefits		7,692,233
Professional fees		2,182,628
Information technology and data services		1,067,834
Occupancy		584,605
Travel and entertainment		531,597
Depreciation		323,452
Regulatory fees		140,521
General and administrative		78,939
Training and recruitment		29,900
Insurance		15,151
Total expenses		12,646,860
Net income before other income/expenses and income taxes other income/expenses		926,424
Interest income		333
Net income before income taxes		926,757
Income tax expense		443,200
Net income	$	483,557

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Changes in Member's Capital

Year ended December 31, 2013

Member's capital – December 31, 2012	$	3,777,476
Net income		483,557
Member's capital – December 31, 2013	$	4,261,033

See accompanying notes to financial statements.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	483,557
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		323,452
Deferred tax assets		(20,399)
Changes in operating assets and liabilities:		
Decrease in security deposit		87,044
Decrease in other deposits and receivables		41,049
Increase in prepaid expenses		(20,914)
Increase in accrued compensation and benefits		315,743
Increase in deferred compensation payable		307,511
Decrease in accounts payable and other accrued expenses		(390,587)
Increase in income taxes payable		121,614
Net cash provided by operating activities		1,248,070
Cash flows from investing activities:		
Purchases of fixed assets		(749,776)
Disposal of leasehold improvements		12,955
Net cash used in investing activities		(736,821)
Net increase in cash and cash equivalents		511,249
Cash and cash equivalents:		
January 1, 2013		7,818,573
December 31, 2013	$	8,329,822
Supplemental disclosure of cash flow information:		
Taxes paid	$	341,985

See accompanying notes to financial statements.

(1) Organization and General

Brevan Howard US LLC (BHUSLLC or the Company), was formed as a limited liability company under the laws of the State of Delaware on June 2, 2008. BHUSLLC is a wholly owned subsidiary of Brevan Howard BD Holdings Limited (BHBDHL), a company incorporated with limited liability under the laws of the Cayman Islands. BHBDHL, in turn, was a wholly owned subsidiary of Brevan Howard (Jersey) Holdings Limited (BHJHL), a company organized under the laws of Jersey, Channel Islands until December 30, 2013. On December 30, 2013, BHUSLLC became an indirect, wholly owned subsidiary of Brevan Howard Capital Management LP, a limited partnership established under the laws of Jersey, Channel Islands. The Company conducts business as a limited purpose broker-dealer by acting as a private placement agent in connection with the offering and sales of interests in offshore and domestic collective, or pooled, investment funds. The Company is registered under the Securities Exchange Act of 1934 and applicable state law, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Revenue Recognition

Placement fee revenues represent income from placement services performed by the Company as outlined in the placement agreement (Placement Agreement) entered into with Brevan Howard Asset Management LLP (BHAMLLP). Revenue is recognized when it is earned in accordance with section 6 of the Placement Agreement. Any placement fee revenue received in advance is recorded as deferred revenue.

(c) Income Taxes

The Company is treated as a corporation for tax purposes and is subject to federal, state and local taxes. The Company accounts for income taxes under the liability method in accordance with the Accounting Standards Codification (ASC) 740. Under the liability method, deferred income taxes are recognized for the tax consequences of differences between amounts reported for financial reporting and income tax purposes by applying enacted statutory tax rates. Deferred taxes result primarily from future tax benefit or consequences attributable to temporary differences arising from the variance between the book and tax basis of certain assets. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

(Continued)

Uncertainty in income tax positions is accounted for by recognizing in financial statements the benefit of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

In 2013, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties as a component of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

The Company's federal, state and city income tax returns for the years 2010 – 2013 are still subject to examination by tax authorities.

(d) Cash and Cash Equivalents

The Company defines cash and equivalents as short-term, highly liquid securities and interest earning deposits with original maturities of three months or less, at the time of purchase.

(e) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts with one bank whose balances often exceed federally insured limits.

(f) Fixed Assets

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense.

(g) Operating Lease Agreements

Lease payments relating to long-term, noncancelable operating leases are recognized as an expense in the Statement of Operations over the period of the leases.

(h) Incentive Compensation Plans

The fair value of the amounts payable to employees is recorded as deferred compensation payable on the Statement of Financial Condition. The Company initially measures incentive compensation based on the fair value at the grant date and recognizes compensation expense over the award vesting period. At each subsequent reporting period the fair value of incentive compensation is remeasured to incorporate notional returns applied during the period with the net change included in the compensation expense in the Statement of Operations.

(i) Employee Costs

Discretionary bonuses to staff for services in 2013 are recognized as accrued compensation and benefits on the Statement of Financial Condition with a corresponding expense on the Statement of Operations.

(Continued)

(3) Cash and Cash Equivalents

At December 31, 2013, the Company's cash is comprised of bank deposits in the amount of $8,329,822 of which $250,000 is federally insured.

(4) Lease Commitments

590 Madison Avenue (9th Floor – Suite C), New York, New York

On July 1, 2013, the Company entered into a noncancelable agreement to lease office space at 590 Madison Ave (9th Floor – Suite C), New York, New York through an assignment and assumption of lease agreement also dated July 1, 2013. The assignment commenced July 1, 2013 and expires January 31, 2016. Rental expense in respect of the lease for the period ended December 31, 2013 is $134,339 and is included within the Statement of Operations as occupancy expense.

The security deposit requirement of $111,840 for the lease of the 590 Madison Avenue (9th Floor – Suite C), New York, New York office space was satisfied by way of a letter of credit facility of $111,840 from JP Morgan Chase, N.A., with BHUSLLC as the applicant and 590 Madison Avenue, LLC as the beneficiary.

590 Madison Avenue (5th Floor), New York, New York

On May 14, 2012, the Company entered into a noncancelable license agreement to lease office space at 590 Madison Ave (5th Floor), New York, New York. The lease commenced May 14, 2012 and expires May 31, 2014. Rental expense in respect of the lease for the period ended December 31, 2013 is $304,065 and is included within the Statement of Operations as occupancy expense.

The future minimum payments under the lease are as follows:

	590 Madison Ave New York, New York
2014	$ 348,680
2015	223,680
2016	18,640
	$ 591,000

(5) Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

(6) Related-Party Transactions

Placement Fees

The Company received Placement Fees in the amount of $13,573,284 for the year ending December 31, 2013, under the Placement Agreement between BHAMLLP and BHUSLLC originally dated January 4, 2010 and amended and restated as of February 29, 2012.

Professional Fees

Pursuant to service agreements between the Company and BHAMLLP and Brevan Howard US Investment Management LP (BHUSIMLP) (the affiliates), the affiliates provide administrative assistance to the Company, including but not limited to accounting, record-keeping, filings, recruitment, and insurance, which is billed to the Company per the terms of their respective Service Agreements. During the year ended December 31, 2013, the Company recognized $1,323,939 of professional fees provided by affiliates.

	BHAMLLP	BHUSIMLP
Professional fees	$ 446,043	877,896

The Company had payables to affiliates in the following amounts as of December 31, 2013 recorded as accounts payable on the Statement of Financial Condition.

	Payables
BHAM LLP	$ 14,687
BHUSIMLP	275,294
	$ 289,981

(7) Fixed Assets

The following schedule details the cost, accumulated depreciation, and net book value of all fixed assets for the period ended December 31, 2013:

	Furniture and fixtures	Leasehold improvements	Information technology	Total
Cost	$ 216,745	447,763	1,336,923	2,001,431
Accumulated depreciation	95,931	85,379	1,091,918	1,273,228
Fixed assets, net	$ 120,814	362,384	245,005	728,203

The Company recognized $323,452 of depreciation expense for the period ended December 31, 2013.

(8) Income Taxes

For the period ended December 31, 2013, the provision for federal income taxes and state income taxes is summarized as follows:

Current tax expense:		
Federal and state	$	463,599
Deferred tax benefit, net:		
Federal and state		20,399
Total income tax expense	$	443,200

The provision for BHUSLLC's federal income taxes differs from the statutory U.S. federal rate of 34% principally because of state taxes and nondeductible expenses. The significant components of deferred income tax and their balance sheet classifications follow.

		Current	Noncurrent
Deferred tax assets:			
Deferred compensation	$	209,449	249,285
Organization costs		30,775	302,655
Accrued expenses not currently deductible		43,134	—
Deferred tax assets		283,358	551,940
Deferred tax liabilities:			
Depreciation		—	226,044
Deferred tax liabilities		—	226,044
Less valuation allowance		—	—
Net deferred tax assets	$	283,358	325,896

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management considers no valuation allowance is necessary as of December 31, 2013. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2013.

(Continued)

(9) Staff Retention and Incentivization Plans

The Company operates the Fund Growth and Conditional Award Plans (the Plans) for the retention and incentivization of its employees. The Fund Growth Plan allows employees to benefit from the growth in value of a nominal amount of Brevan Howard Fund Limited (BHFL) shares. The awards vest over a three year period. The Conditional Award Plan allows employees to benefit from both the initial value of the award and the growth in value over a two year vesting period. The Conditional Award Plan can be referenced to various Brevan Howard Limited shares.

The Company may, at its sole discretion, elect not to pay all or any portion of any Award related to the Plans if as a result of making such payment, the Company reasonably believes that it would have net capital, as determined in accordance with SEC Rule 15c3-1, of less than 110% of (a) the maximum amount of net capital, as so determined, at which the Company would be required to submit a so-called "early warning" notification under SEC Rule 17a-11 or (b) any more stringent required minimum capital obligations imposed by law, statute and regulation or under the rules or requirements of any regulatory authority, whichever is greater.

The fair value of the Fund Growth Plan awards as calculated by reference to the growth of the Net Asset Value of the notional BHFL shares over the three year vesting period was $777,894 as of December 31, 2013.

The fair value of the Conditional Awards as calculated by reference to the growth of the Net Asset Value of the notional BHFL shares and Brevan Howard Emerging Markets Strategies Fund Limited (BHEM) over the two year vesting period was $240,772 as of December 31, 2013.

Awards valued at $465,103 vested at December 31, 2013 and were paid in February 2014.

(10) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). As of November 1, 2011, FINRA approved the Company maintain a minimum net capital requirement of $250,000 pursuant to the Alternative Standard under SEA Rule 15c3-1(a)(1)(ii)(the Net Capital Rule). As of December 31, 2013, the Company had net capital of $2,692,935. The Company was in compliance with the requirements of the Net Capital Rule at all times during the year.

(11) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 25, 2014, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net capital:		
Total member capital	$	4,261,033
Deductions and/or charges:		
Other deposits and receivables		(7,397)
Prepaid expenses		(109,055)
Security deposits		(114,189)
Fixed assets, net of accumulated depreciation		(728,203)
Deferred tax assets		(609,254)
Net capital	$	2,692,935
Computation of alternative net capital requirement:		
Total net capital requirement	$	250,000
Excess net capital		2,442,935

There are no material differences between the above computations and that reported in the unaudited Form X-17A-5 FOCUS Report filed as of December 31, 2013.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

BREVAN HOWARD US LLC
(A Delaware Limited Liability Company)

Computation for Determination of Reserve and Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2013

Statement of Exemption

The Company is exempted from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Sub section (k)(2)(i). During the year ended December 31, 2013 the Company was in compliance with the conditions for the exemption.

See accompanying Report of Independent Registered Public Accounting Firm.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Brevan Howard US LLC:

In planning and performing our audit of the financial statements of Brevan Howard US LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Brevan Howard US LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2014